Exhibit 2.1

January 4, 2013

Mike Krzus
Emerald Oil Inc
1600 Broadway, Suite 1360
Denver, CO 80202

Re:	Offer to Purchase
Moffatt and Routt Counties, Colorado & Carbon County, Wyoming

Dear Mr. Krzus:

I. Background

Pursuant to certain discussions between East Management Services, LP (“East”) and Emerald Oil Inc (“Emerald”) each referred to herein singularly as “Party” or in the plural as “Parties”, the Parties desire to enter into this letter agreement (the “Agreement”) to memorialize the terms and conditions of the transaction contemplated herein (the “Proposed Transaction”). Accordingly, in consideration of the mutual covenants contained herein, and subject to the terms and conditions set forth herein, the Parties agree as follows:

II.	Proposed Transaction

	A.	Purchase and Sale.

1. At the Closing, Emerald shall sell, assign, convey, transfer and deliver to East, and East shall purchase and accept from Emerald, all of Emerald’s right, title and interest in and to the Emerald Properties; provided, however, the Excluded Assets will not be conveyed or purchased hereunder, but will be excluded from this transaction.

2. At the Closing, East shall assume and become obligated to pay, perform, or otherwise discharge the Assumed Liabilities.

3. Notwithstanding anything herein to the contrary, East shall not acquire any right or interest in any properties of Emerald other than the Emerald Properties.

B.	For purposes of this Agreement, “Net Acres” means, as computed separately for each oil and gas lease, (a) the number of gross acres in the lands covered by such leasehold interest, multiplied by (b) the working interest of Emerald and Entek GRB, LLC. (“Entek”) in the oil, gas and other minerals covered by such oil and gas lease, the sum of which must in all cases equal one hundred percent (100%), multiplied by (c) Emerald’s 45% undivided working interest in such oil and gas lease as set forth on the attached Exhibit “A”.

1. Emerald shall convey to East 100% of its right, title and interest in and to Emerald’s Net Acres, estimated to be 30,902.48 Net Acres located in Routt and Moffatt Counties in the State of Colorado and Carbon County in the State of Wyoming as described on the oil and gas lease schedule labeled Exhibit “A” and attached to this Agreement and located as depicted on the map labeled Exhibit “B”, also attached to this Agreement. Exhibit “A” shall be prepared by Emerald and to its knowledge will indicate lessors, oil and gas leases, gross acres, net acres, working interests, net revenue interests, landowner royalty interests, overriding royalty interests, and any other interest, attribute, or element of oil, gas, and mineral interests burdening, affecting or bearing in any way on the subject acreage. This exhibit will reflect all interests that Emerald has knowledge of or has in its records at the time of this Agreement. Exhibits “A” and “B” shall be considered a material part of this Agreement and are incorporated herein.

a. Emerald represents that none of the overriding royalty interests set forth on Exhibit “A” are held by any of Emerald’s employees, officers, directors, subsidiaries, affiliates, owners, and/or shareholders;

b. Emerald represents that it will not, either directly or indirectly, place any overriding royalty interests on the acreage shown on Exhibit “A” after the date this Agreement is executed;

c. In the event that any of the representations in this paragraph II.B. are not true at any point prior to Closing, then East shall, at its election, have the right to terminate this Agreement.

2. In consideration of such conveyance, and subject to the terms herein and adjustments for any Title Defects and Title Benefits, East shall pay to Emerald $325 per Net Acre conveyed, estimated to be $10,043,306 (30,902.48 x $325) (the “Purchase Price”). At Closing, the Purchase Price shall be paid by East to Emerald in cash (by wire transfer of immediately available funds).

C.	The Net Acres to be conveyed by Emerald shall include but are not limited to the applicable undivided interests in all leasehold rights, leasehold estates, unit rights, rights of way and surface use agreements and any other rights, permits or privileges relating to the ownership of said properties. The applicable percentage of Net Acres conveyed to East hereunder, shall be collectively referred to herein as the “Emerald Properties”. Assets specifically excluded from this Agreement are listed on the attached Exhibit “C” which shall be considered a material part of this Agreement and are incorporated herein (“Excluded Assets”). The Parties agree to offer their full support and assistance in working to secure any necessary revised or new documents that may be required to contractually segregate the necessary rights required to support their respective ongoing assets and operations. Examples may include surface use agreements, right-of-way agreements, or other access and site agreements which currently provide for rights that may be utilized by both the Emerald Properties and the Excluded Assets.

D.	This Agreement and the transactions contemplated herein are further subject to the following terms and conditions:

1. The Net Acres and associated net revenue interests to be conveyed by Emerald shall be to all depths and conveyed with a special warranty of title, by, through or under Emerald, but not otherwise.

2. To the extent that the primary term on any oil and gas lease included in the Emerald Properties expires on or before June 30, 2013, Emerald shall with East’s cooperation and assistance, if requested, either renew or extend such acreage for a minimum of one (1) year at Emerald’s sole cost within ninety (90) days after the execution of this Agreement. To the extent such acreage cannot be renewed, but has been included in the Purchase Price paid by East to Emerald at the Closing, there shall be a cash adjustment to the Purchase Price within ninety (90) days after Closing whereby Emerald shall tender to East an amount equal to the product of $325 multiplied by the number of Net Acres conveyed to East under this Agreement which expire on or before June 30, 2013. Notwithstanding the adjustment provided herein, East shall retain the rights to such acreage for the duration of the remaining term thereof.

3. Emerald shall be liable for all oil and gas lease and operational costs (including but not limited to royalties and oil and gas lease bonus, rentals and other obligations), and entitled to any revenues attributable to the Emerald Properties prior to the Effective Date. East shall be responsible for and entitled to same after the Effective Date. Any adjustments pursuant to this section will be made at Closing, if possible. If adjustment amounts are indeterminable as of Closing, adjustment will be made within ninety (90) days of Closing and thereafter from time to time until a final reconciliation has been achieved and whichever Party owes the other Party additional compensation hereunder shall remit such amount immediately upon such final reconciliation.

4. Subject to the execution of the agreement described in Section D.11, East shall have up to forty five (45) days from the execution of this Agreement by both Parties to examine matters pertaining to the subject transaction, including, but not limited to, title, environmental conditions, surface accessibility, oil and gas lease terms and obligations, net revenue interest, AMI or other third party rights and obligations and any related contract terms relative to the Emerald Properties (the “East Examination Period”). During the East Examination Period, East shall have full access to the surface of the Emerald Net Acres and to Emerald’s oil and gas leases, wells and any other pertinent files and records, at times mutually convenient to the Parties. Emerald shall have until the end of the East Examination Period to identify any Net Acres owned by Emerald in excess of that represented by Emerald in Exhibit “A” attached hereto (a “Title Benefit”), and the period prior to Closing in which to cure asserted Title Defects that affect the Emerald Properties. The Purchase Price shall be adjusted at Closing for any Title Benefits and Title Defects identified by either Party in an amount equal to $325 multiplied by the number of Net Acres of such Title Benefit or Title Defect, as the case may be. With respect to Title Defects, the adjustment to the Purchase Price at Closing shall be for those Title Defects that are asserted prior to Closing and remain uncured by Emerald at Closing. East will act in good faith and reasonably cooperate with Emerald both before and after Closing to assist Emerald in its cure of any Title Defects. For those Title Defects which Emerald is able to cure prior to Closing, no adjustments shall be made to the Purchase Price. For any Title Defect Emerald is unable to cure at or before Closing; however, is able to cure within ninety (90) days after Closing, East shall pay to Emerald an amount equal to $325 multiplied by the number of Net Acres of such Title Defect. For any such Title Defect cured after Closing, upon payment from East, Emerald shall convey to East the applicable Net Acres on the same terms and conditions as if such Net Acres had been conveyed at Closing.

5. If, at any time during the East Examination Period, as a result of East’s review, the Title Defects equals or exceeds five percent (5%) of the Net Acres of the Emerald Properties set forth on Exhibit “A”, then East shall have the right to terminate this Agreement and, in such event, the Closing contemplated below shall not occur. For purposes of this Agreement, “Title Defect” shall mean any lien, encumbrance, claim, defect in or objections to the Net Acres as to any oil and gas lease described on Exhibit “A”, that alone or in combination with other defects will reduce the Net Acres of such affected oil and gas lease by more than two percent (2%) as shown on Exhibit “A.” “Title Defect” shall also mean any decrease in the net revenue interests shown on Exhibit “A.”

6. The Closing, which is subject to the execution of the document described in Section D.11 of this Agreement, will be scheduled by the Parties at a mutually convenient date and time within thirty (30) days after the expiration of the East Examination Period (“Closing”). The Purchase Price, as adjusted, shall be paid to Emerald at Closing.

a. At Closing Emerald shall execute and deliver to East any and all instruments, documents and other items reasonably necessary to effectuate the terms of this Agreement.

b. At Closing East shall execute and deliver to Emerald any and all instruments, documents and other items reasonably necessary to effectuate the terms of this Agreement.

7. The Emerald Properties are, or as of Closing will be, free and clear of any mortgages, liens, overrides, rentals, past due taxes, or other encumbrances except those shown on Exhibit “A” or those for which an adjustment has been made to the Purchase Price for a Title Defect. Additionally, Emerald represents that with respect to the Emerald Properties, there is no claim, action, suit or proceeding pending or to the knowledge of Emerald, threatened against Emerald, which might result in a material adverse effect on the Emerald Properties. This includes, but is not limited to, third party claims regarding an overriding royalty interest made by a third party against New Frontier in March of 2009. Emerald shall use reasonable efforts to resolve the ORRI litigation filed against New Frontier.

8. The effective date of the transaction contemplated herein shall be the date of Closing (the “Effective Date”).

9. East, subject to the provisions on the attached Exhibit “D”, reserves the right to add, as purchaser hereunder, any of its affiliates (“Affiliates”) without otherwise altering the terms and conditions of this Agreement. Additionally, any transfer or assignment of any rights to the Emerald Properties to any Affiliate shall be subject to the provisions of Exhibit “D”.

10. Emerald to its knowledge represents that with respect to the Emerald Properties, there are no preferential rights in favor of any third parties other than those contained in that certain Participation Agreement dated August 19, 2011, by and between Emerald and Entek and the Fly Creek Joint Operating Agreement dated February 28, 2003, both of which have been disclosed to East; nor are there any consents to assign other than those contained in certain surface use agreements and certain oil and gas leases of the Emerald Properties that would, if not obtained, serve to void or encumber the conveyance of such Emerald Properties as contemplated herein other than those consents customarily acquired after Closing.

11. The Closing contemplated by this Agreement is contingent upon the execution of a mutually acceptable and timely performed agreement between East and Entek concerning East’s contemplated purchase of Entek’s interest in the assets that are also the subject of this Agreement. For the elimination of doubt, if, at any point prior to the Closing contemplated by this Agreement, it becomes apparent, in either Party’s reasonable judgment exercised in good faith, that Entek will not be able to close on its agreement with East, then either Party shall have the right to terminate this Agreement, upon providing written notice to the other Party of such termination.

11. Confidentiality. The Parties agree to keep and maintain confidentiality with respect to this Agreement and the negotiations contemplated herein. If this Agreement is terminated pursuant to any provision herein, upon the request of Emerald, East shall return any information pertaining to the Emerald Properties provided to East by Emerald before and during the East Examination Period.

12. Transaction Costs. Each Party will be responsible for and shall bear all of its costs and expenses (including any broker’s or finder’s fees and the expenses of representatives, legal or otherwise) incurred at any time in connection with negotiating, pursuing, and/or Closing the Proposed Transaction.

13. Environmental Issues. Prior to Closing Emerald agrees to disclose any outstanding actions, demands, or claims relating to an alleged breach of applicable environmental laws of which it has knowledge and that may be enforced by any person, entity, or applicable governmental authority on or with respect to the Emerald Properties, which might result in a material adverse effect on the Emerald Properties, taken as whole. East shall, in its reasonable discretion exercised in good faith, determine whether such material adverse effects exist with respect to the Emerald Properties taken as a whole and, should such a determination be made, East, at its sole option, may terminate this agreement prior to Closing, upon providing written notice to Emerald of such Termination.

14. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Wyoming without regard to application of conflicts of laws doctrines or principles. However, the oil, gas and real property law shall be governed and construed in accordance with the laws of the State in which such property is located and the venue will be the applicable State.

15. Waiver of Damages. Notwithstanding anything contained herein to the contrary, neither of the Parties hereto shall have any obligations with respect to this Agreement, or otherwise in connection herewith, for any special, consequential or punitive damages.

16. Counterparts. This Agreement may be executed in multiple counterparts, each of which will be an original instrument, but all of which will constitute one agreement. The execution and delivery of the Agreement may be evidenced by facsimile or electronic transmission of a signed counterpart, which shall be binding upon all Parties.

17. Expiration of Offer. This offer shall expire at 5:00 pm (Eastern) on 11 January, 2013, unless a fully executed copy of this Agreement is received by East by such time.

18. Entire Agreement. The provisions of this Agreement constitute the entire agreement between the Parties with respect to the subject matter of this Agreement and supersede all other prior agreements with respect thereto. The Parties represent that there are no other agreements, understandings, warranties or representations except as set forth herein. No amendments, changes, or modifications to this Agreement will have any force or effect unless they are memorialized in a writing signed by all the Parties.

19. Public Announcement. The Parties agree that neither they nor any of their respective officers, directors, employees or agents shall disclose to any third party or publicly announce the Proposed Transaction until such time as the Parties agree to make such disclosure or announcement or unless otherwise required by applicable law, rule or regulation or stock exchange rule; provided that the parties hereto may disclose the Proposed Transaction and terms thereof to their respective affiliates and representatives who have a need to know such information and who agree to keep such information confidential.

20. Currency. All currency referred to in this Agreement are US dollars.

21. No Reliance. East acknowledges that it has not relied on any oral or written statements, representations, warranties, or assurances from Emerald or its officers, directors, employees, agents, or consultants, except those set forth in this Agreement. East is sophisticated in the evaluation, purchase, ownership and operation of oil and gas properties and related facilities. In making its decision to enter into this Agreement and to consummate the transaction contemplated herein, subject to the express representations of Emerald set forth in this Agreement, East (i) has relied or shall rely solely on its own independent investigation and evaluation of the Emerald Properties and the express provisions of this Agreement and (ii) has satisfied or shall satisfy itself as to the environmental and physical condition of and contractual arrangements affecting the Emerald Properties.

22. Assumed Liabilities. For purposes of this Agreement, “Assumed Liabilities” means:

a. operating costs and capital expenditures any other cost or obligations arising out of the operation of the Emerald Properties accruing from and after the Effective Date;

b. any liability or obligation arising out of or resulting from performance due on or after the Effective Date arising from or related to any agreement, including but not limited to the oil and gas leases, comprising or related to any of the Emerald Properties;

c. any liability or obligation for ad valorem, production, severance, property or similar taxes relating to the Emerald Properties, relating to periods from and after the Effective Date;

e. any liability or losses attributable to a Title Defect for which the Purchase Price is decreased; and

23. Disclaimer of Warranties.

a. The express representations and warranties of Emerald contained in this Agreement are exclusive and are in lieu of all other representations and warranties, express, implied, or statutory. Except as provided in this Agreement, EMERALD HAS NOT MADE, AND EMERALD HEREBY EXPRESSLY DISCLAIMS AND NEGATES, AND EAST HEREBY EXPRESSLY WAIVES, ANY REPRESENTATION OR WARRANTY, EXPRESS, IMPLIED, AT COMMON LAW, BY STATUTE OR OTHERWISE RELATING TO (I) PRODUCTION RATES, RECOMPLETION OPPORTUNITIES, DECLINE RATES, GAS BALANCING INFORMATION OR THE QUALITY, QUANTITY, OR VOLUME OF THE RESERVES OF HYDROCARBONS, IF ANY, ATTRIBUTABLE TO THE ASSETS, (II) THE ACCURACY, COMPLETENESS OR MATERIALITY OF ANY INFORMATION, DATA OR OTHER MATERIALS (WRITTEN OR ORAL) NOW, HERETOFORE OR HEREAFTER FURNISHED TO EAST BY OR ON BEHALF OF EMERALD, (Ill) THE ENVIRONMENTAL CONDITION OF THE PROPERTIES, (IV) ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY, (V) ANY IMPLIED OR EXPRESS WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE, (VI) ANY IMPLIED OR EXPRESS WARRANTY OF CONFORMITY TO MODELS OR SAMPLES OF MATERIALS, (VII) ANY RIGHTS OF PURCHASERS UNDER APPROPRIATE STATUTES TO CLAIM DIMINUTION OF CONSIDERATION, AND (VIII) ANY AND ALL IMPLIED WARRANTIES EXISTING UNDER APPLICABLE LAW; EMERALD AND EAST AGREE THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW TO BE EFFECTIVE, THE DISCLAIMERS OF CERTAIN WARRANTIES CONTAINED IN THIS SECTION ARE “CONSPICUOUS” DISCLAIMERS FOR THE PURPOSES OF ANY APPLICABLE LAW, RULE OR ORDER.

c. East understands that operation of the oil and gas leases are subject to requirements of the governmental authorities having jurisdiction. It will be the obligation of East to ensure that, as of the Closing, or as soon thereafter as reasonably practicable, East will meet the qualifications of the governmental authorities having jurisdiction, in order to become record operator of the oil and gas leases.

If the terms and conditions contained herein are acceptable, please so indicate by signing the appropriate space below.

AGREED TO AND ACCEPTED THIS 5th DAY OF JANUARY, 2013.

EMERALD OIL INC.

By:	/s/ Michael Krzus

Name:	Michael Krzus

Title:	Chief Executive Officer

AGREED TO AND ACCEPTED THIS 7th DAY OF JANUARY, 2013.

EAST MANAGEMENT SERVICES, LP

By:	/s/ William A. Fustos

Name:	William A. Fustos

Title:	Oil and Gas Investment Mgr.